Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM Financial statements for the THREE and SIX MONTHS ended
JUNE 30, 2021

GH RESEARCH PLC

Condensed consolidated interim statement of comprehensive income

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Note	$’000	$’000	$’000	$’000

Operating expenses
Research and development		(1,954)	(39)	(2,646)	(50)
General and administration		(719)	(3)	(1,167)	(11)
Loss from operations		(2,673)	(42)	(3,813)	(61)

Finance expense		(6)	—	(6)	—
Foreign currency translation differences		554	—	544	—

Loss for the period		(2,125)	(42)	(3,275)	(61)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Currency translation adjustment		(486)	6	(688)	—
Total comprehensive loss for the period		(2,611)	(36)	(3,963)	(61)

Attributable to owners:
Loss for the period		(2,125)	(42)	(3,275)	(61)
Comprehensive loss for the period		(486)	6	(688)	—

Loss per share
Basic and diluted loss per share (in USD)	11	(0.053)	(0.002)	(0.093)	(0.002)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC

Condensed consolidated interim statement of financial position

		At June 30,	At December 31,
		2021	2020
	Note	$’000	$’000
ASSETS
Current assets
Cash		292,625	5,895
Other current assets	5	164	17
Total current assets		292,789	5,912
Non-current assets
Property, plant and equipment		30	—
Total non-current assets		30	—
Total assets		292,819	5,912

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6	1,002	1
Other current liabilities	7	3,590	245
Total current liabilities		4,592	246
Total liabilities		4,592	246

Equity attributable to owners
Share capital	8	1,301	871
Share premium	8	291,512	5,430
Other reserves		12	—
Foreign currency translation reserve		(488)	200
Accumulated deficit		(4,110)	(835)
Total equity		288,227	5,666
Total liabilities and equity		292,819	5,912

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC

Condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Share premium	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
	Note 8
At January 1, 2021	871	5,430	—	200	(835)	5,666
Loss for the period	—	—	—	—	(3,275)	(3,275)
Translation adjustment	—	—	—	(688)	—	(688)
Total comprehensive loss for the period	—	—	—	(688)	(3,275)	(3,963)
Share-based compensation expense	—	—	12	—	—	12
Corporate reorganization	(112)	112	—	—	—	—
Issue of share capital	542	285,970	—	—	—	286,512
Total transactions with owners	430	286,082	12	—	—	286,524
At June 30, 2021	1,301	291,512	12	(488)	(4,110)	288,227

At January 1, 2020	801	—	—	(12)	(389)	400
Loss for the period	—	—	—	—	(61)	(61)
Translation adjustment	—	—	—	—	—	—
Total comprehensive loss for the period	—	—	—	—	(61)	(61)
At June 30, 2020	801	—	—	(12)	(450)	339

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC

Condensed consolidated interim statement of cash flows

	Six months ended June 30,
	2021	2020
	$’000	$’000
Cash flows from operating activities
Loss for the period	(3,275)	(61)
Depreciation	4	—
Share-based compensation expense	12	—
Finance expense	6	—
Movement in working capital	1,491	(43)
Cash flows used in operating activities	(1,762)	(104)
Interest paid	(6)	—
Net cash used in operating activities	(1,768)	(104)

Cash flows used in investing activities
Purchase of property, plant and equipment	(35)	—

Cash flows from financing activities
Proceeds from capital contributions	309,200	—
Transaction costs from capital contributions	(19,980)	—
Net cash flows from financing activities	289,220	—

Net increase/(decrease) in cash	287,417	(104)
Cash at the beginning of the period	5,895	498
Impact of foreign exchange on cash	(687)	(10)
Cash at the end of the period	292,625	384

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary 5-MeO-DMT therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable 5-MeO-DMT product candidate, and GH002, a proprietary injectable 5-MeO-DMT product candidate.

On April 8, 2021, GH Research Ireland Limited issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares of GH Research PLC prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting directly attributable transaction costs of $6.4 million.

On June 29, 2021, the Company completed an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”) in which it issued and sold an aggregate of 11,499,999 ordinary shares at $16.00 per share, which included 1,499,999 ordinary shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional ordinary shares. The net proceeds of the offering were $167.7 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $16.3 million.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them on September 23, 2021.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of GH Research Ireland Limited for the year ended December 31, 2020 which were prepared in accordance with International Financial Reporting Standards (“IFRS”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.

The incorporation of GH Research PLC is accounted for as a capital reorganization and the comparatives are presented on that basis.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research Ireland Limited for the year ended December 31, 2020, will be filed with the Companies Registration Office by September 30, 2021. GH Research Ireland Limited was exempt from a statutory audit for the year ended December 31, 2020.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Going concern basis

GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has never taken bank loans nor otherwise incurred debt on its balance sheet. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of June 30, 2021, the Group’s cash amounted to $292.6 million (December 31, 2020: $5.9 million).

The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the financial statements of GH Research Ireland Limited for the year ended December 31, 2020.

Accounting policies

The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiary, GH Research Ireland Limited. Subsidiaries are all entities over which the Company has control. Control is achieved when the Company has power over an entity, is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany transactions have been eliminated.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life

IT equipment	3 years
Medical equipment	2 years

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Share-based compensation expense

The fair value of options granted under the share option plan is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Transaction costs

Incremental transaction costs are capitalized as incurred and are shown in equity as a deduction, net of tax, from the proceeds received from financing rounds and the initial public offering. If the equity instruments are not subsequently issued, the transaction costs would be expensed.

Cash

Cash represents cash held on bank current accounts and is carried at amortized cost. The Company’s cash balance is maintained with well established, highly rated financial institutions. As of June 30, 2021, the cash balance is held at one bank that has S&P’s credit rating of BBB+. The majority of the cash balance is held in U.S. dollars with limited exposure to currency risk.

Fair value estimation

At June 30, 2021, the carrying amount is considered to be identical to the fair value for the following financial assets and liabilities:

- Cash

- Other current assets

- Trade payables and other current liabilities

3.	Segment information

Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

4.	Research and development expense

During the three and six months ended June 30, 2021 and 2020, the Company incurred research and development expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000
External costs	1,727	39	2,314	50
Employee expenses	225	—	329	—
Depreciation of property, plant and equipment	2	—	3	—
Total research and development expenses	1,954	39	2,646	50

The increase in external costs relates to the increase in technical development and clinical trial activity. The increase in employee expenses relates to the hiring of personnel in the research and development team to support the requirements of the increased clinical activities.

5.	Other current assets

Other current assets primarily represent VAT receivable and prepayments.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

6.	Trade payables

Trade payables represents amounts incurred for transaction costs and the provision of manufacturing, research and consulting services which are outstanding at the end of the period.

7.	Other current liabilities

Other current liabilities represent amounts accrued for transaction costs and the provision of manufacturing, research and consulting services.

8.	Share capital

Issued and fully paid shares:	Number of outstanding shares	Share capital ($’000)	Share premium ($’000)
At December 31, 2020	75,923,079	871	5,430
Corporate reorganization and share consolidation	(45,553,847)	(112)	112
Issue of share capital	21,651,617	542	285,970
At June 30, 2021	52,020,849	1,301	291,512

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each.

(i)	Incorporation

On March 29, 2021, GH Research PLC was incorporated with an authorized share capital of €25,000, divided into 25,000 A ordinary shares of nominal value €1.00 each. The sole subscriber to the incorporation constitution of GH Research PLC was Florian Schönharting who subscribed for 25,000 A ordinary shares of €1.00 each. The subscription amount of €25,000 was held by legal counsel on behalf of the Company and included in “Other current assets” at June 30, 2021. The issuance and subsequent redemption is shown net within the issue of share capital.

(ii)	Share issuance – Series B preferred shares

On April 8, 2021, GH Research Ireland Limited issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares of GH Research PLC prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting directly attributable transaction costs of $6.4 million.

(iii)	Share exchange

On May 27, 2021, as part of the corporate reorganization, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them in GH Research Ireland Limited for shares of GH Research PLC of the same share classes with the same shareholders rights as the shares held by them in GH Research Ireland Limited, and as a result, GH Research Ireland Limited became a wholly owned subsidiary of GH Research PLC.

GH Research PLC issued the following shares:

-	70,000,000 ordinary shares, nominal value $0.01 each;

-	5,923,079 Series A preferred shares, nominal value $0.01 each; and

-	25,379,047 Series B preferred shares, nominal value $0.01 each.

(iv)	Redemption of A Ordinary Shares

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each. The redemption amount of €25,000 is included in “Other current liabilities” at June 30, 2021. The issuance and redemption is shown net within the issue of share capital.

(v)	Conversion and share consolidation

On June 24, 2021, GH Research PLC (a) converted (i) 5,923,079 Series A preferred shares of nominal value $0.01 each into 5,923,079 ordinary shares of nominal value $0.01 each and (ii) 25,379,047 Series B preferred shares of nominal value $0.01 each into 25,379,047 ordinary shares of nominal value $0.01 each and (b) completed the 2.50-for-one share consolidation of the existing ordinary shares into an aggregate of 40,520,850 ordinary shares of nominal value $0.025 each.

(vi)	Share issuance – IPO

On June 29, 2021, GH Research PLC closed its IPO of 11,499,999 ordinary shares on the Nasdaq Global Market at $16.00 per share. The net proceeds of the IPO were $167.7 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $16.3 million.

9.	Contingent liabilities and commitments

The Group has no contingent liabilities or material unavoidable commitments at the balance sheet date.

10.	Related party disclosures

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

On April 8, 2021, GH Research Ireland Limited issued 5,270,400 Series B preferred shares to directors and entities affiliated with directors.

On June 4, 2021, GH Research PLC granted the option to purchase 126,218 ordinary shares (which were redesignated into 50,487 ordinary shares prior to the closing of the IPO) to key management.

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each, see note 7, “Share capital” for details.

On June 29, 2021, GH Research PLC issued 625,000 ordinary shares from the initial public offering to entities affiliated with directors.

11.	Loss per share

The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Loss attributable to shareholders (in $’000)	(2,125)	(42)	(3,275)	(61)
Weighted average number of shares in issue[1]	40,099,631	28,000,000	35,234,432	28,000,000
Basic and diluted loss per share (in USD)	(0.053)	(0.002)	(0.093)	(0.002)

1 Share data has been revised to give effect to the share conversion and share consolidation as explained in note 7, “Share capital”.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the three and six months ended June 30, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

12.	Events after the reporting date

On September 23, 2021, the board of directors resolved to appoint Dermot Hanley and Dr. Duncan Moore to the board of directors of GH Research PLC effective September 24, 2021.